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[INVESTOR] Thanks to you... (and: Gift Card)

Nov 1, 2022


PURPOSE DESIGNED
OUR WARMEST THANKS!

IF WE COULD HUG YOU WE WOULD.
WRAPPING YOU UP IN A **COZY NEW ICON** MIGHT BE THE NEXT BEST THING!

Boom: We're already PAST 50% of our $1,000,000 Goal
Because of You.

We're grateful for your reservation of an investment in Kitsbow, and although there are still a few more steps to go through to confirm and complete the investment, we *already* consider you **part of the Kitsbow Community.**

For joining our team, we'd like you to use a **$50 credit** to get some Kitsbow gear
(if you haven't already)

Such as a cozy new Icon Shirt -- now in 58 different size/fit choices, just in time for Fall.
Please use KitsbowInvestor2022 at checkout in Kitsbow.com

THANK YOU

THE DETAILS OF THE NO OBLIGATION GIFT

This code works just once per customer. So if you've already used it, it won't work again.
It is good for spending $50.00 (only on apparel) in the store, and **expires November 15, 2022.**
It cannot be combined with other discounts and gifts. If you have any questions, please contact Customer Experience at info@Kitsbow.com and they will take care of you.

P.S.
We'll be using this email tool to stay in touch with our new investors. We promise not to pummel you with email but we will be sending you a few more, to keep you up to speed on the Community Round and remind you of key actions to take. This is a journey, not a one-time transaction. So ***please open these emails*** that say **[INVESTOR]** in the subject line.

You can join the customer email list by simply hitting replay and letting us know, we'll take care of it. Which might be handy, since we introduce new products about every 2-3 weeks.

Thanks again for your loyalty and support,
David (for the entire Kitsbow team).

IMPORTANT INFORMATION
We're gauging investor interest in a Community Round of financing for Kitsbow.

1. *No money or other consideration is being solicited in this communication, and if sent in response, will not be accepted;*
2. *No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the Wefunder platform; and*
3. *A person's indication of interest involves no obligation or commitment of any kind.*

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[INVESTOR] Better Together... And a gift card for sharing

Oct 3, 2022


PURPOSE DESIGNED
THANKS FOR
FRIENDS!

WHERE WOULD WE BE WITHOUT OUR FRIENDS? OUR BEST RIDING BUDDIES, OUR TRUE-BLUE CHAMPIONS AND OUR BFF'S?

You've probably already thought of this...

But if you haven't invited any of your friends, riding buddies, or even siblings to take a look at Kitsbow gear... NOW is the time.

We're empowering ***each of our new investors*** to invite their friends and family to the Kitsbow Community.
Give your BFF the code TryKitsbow2022 to use at checkout for **$25.00 Off their first purchase**.

Kitsbow's success in the community is completely dependent upon getting **more people** interested in our durable (= sustainable) apparel, made here.

So tip off your friends and family to the magic in Old Fort, NC... Where they get exactly what they want, not just what we have in stock.

THE FRIEND GIFT

The TryKitsbow2022 code works *just once per customer*. It will not work for a current customer.

It is good for spending $25.00 (only on apparel) in the store, and expires October 31, 2022.

It cannot be combined with other discounts and gifts. If you have any questions, please contact Customer Experience at info@Kitsbow.com and they will take care of you.

We're getting a very strong response to our testing of the waters for a Community Round of financing.



You might know someone curious about what it means to be an investor in a Community Round of financing. Simply point them to our Wefunder page to learn more.
(or search "Kitsbow" at Wefunder.com)

LEARN HOW TO INVEST

IMPORTANT INFORMATION

We're gauging investor interest in a Community Round of financing for Kitsbow.

1. *No money or other consideration is being solicited in this communication, and if sent in response, will not be accepted;*
2. *No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the Wefunder platform; and*

3. *A person's indication of interest involves no obligation or commitment of any kind.*

[INVESTOR] What's the Benefit?

Oct 12, 2022


40%
to our $1 million goal
in less than 10 days!
wefunder.com/kitsbow

THANKS TO YOU Last Week we passed 40% of our $1M Goal

Pow! On Friday October 7, 2022: we blew through the **40% milestone** of the **$1M Goal!**
235+ investors have reserved their spot like you.

Hit Reply on this email if you need more information,
can suggest someone who should consider investing,
or if you need advice about Fall styles.

Kitsbow is a Benefit Corporation

But what does that mean?

There are 3,000+ benefit corporations in the U.S. and more companies commit to this structure every day. Benefit corporations want to make a profit while **at the same time** as they address *social, economical,* and *environmental* goals for the public benefit.

We have heard some describe benefit corporations as "a for-profit company with the heart of a non-profit." We love that.

What are Kitsbow's Values as Benefit Corporation?

In January this year when the **employees** bought Kitsbow, we decided to become a benefit corporation, and added four goals to our quest to become profitable and sustainable over the long term:

- **Sustainability and environmental stewardship**
- **The development of our community, specifically rebuilding Old Fort, NC**
- **Quality of life for our employees, especially compensation**
- **Inspiring modern methods for apparel manufacturing**

Our work doesn't put profitability at a lower priority, but it does place all four of these goals ***at the same priority as profitability.*** Yes, we set a (very) high bar for ourselves.

Diversity in the Apparel Industry

We're also proud to be a **diverse team** with all kinds of ages, skin colors, sizes, shapes, genders, sexual preferences, and working backgrounds. We ignore all of that when we hire (and when we accept students for our Academy).

Roughly 50% of our senior leadership are **female or non-binary.**
Roughly 50% of our production crew are **male or non-binary.**

Both are radical statistics in the apparel/textile industry (where production is usually female, and leadership is usually male).



You might know someone curious to learn more about what it means to be *an investor* in a Community Round of financing. Simply point them to our Wefunder page to learn more:

WHERE THEY CAN LEARN HOW TO INVEST

P.S.
We'll be using this email tool to stay in touch with our investors. We promise not to pummel you with email but we will be sending you a few more, to keep you up to speed on the Community Round and remind you of key actions to take in *Wefunder platform*. This is a journey, not a one-time transaction. So ***please open these emails*** that say **[INVESTOR]** in the subject line.

You can join the customer email list by simply hitting reply and letting us know, we'll take care of it. Which might be handy, since we introduce new products about every 2-3 weeks.

Thanks again for your loyalty and support, David (for the entire Kitsbow team).

IMPORTANT INFORMATION

We're gauging investor interest in a Community Round of financing for Kitsbow.

1. *No money or other consideration is being solicited in this communication, and if sent in response, will not be accepted;*
2. *No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the Wefunder platform; and*
3. *A person's indication of interest involves no obligation or commitment of any kind.*

Published via Paperstreet

[INVESTOR] Your Why

Oct 21, 2022

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UPDATE: We Are Nearly 50% of our $1,000,000 Goal

Pow! We are past the **45% milestone** of the **$1M Goal!**
258 investors have reserved their spot like you.

Check the status at https://wefunder.com/kitsbow


I BACKED KITSBOW
KITSBOW
CYCLING APPAREL

From 1 of 258 Investors (so far):

I'm happy to support you all! I believe in what you stand for, ie. on-shoring, creating skilled jobs, reducing waste, treating employees with respect, building communities, and making great great to help people enjoy the outdoors.

I'm also a long-time customer and advocate...I've got a bunch of Kitsbow gear and it's all just so darn good!

With my investment, I believe there will be a solid financial return but my primary interest here is to help you all reach 'escape velocity' in your noble endeavor. I wish you well and I'll continue to support you all where I can!

-- John L (posting on LinkedIn)

Please consider Your Why, and posting it on your social... or sharing with friends and family in some other way.

This Community Round is as much about expanding the Kitsbow Community as it is raising money. Bringing manufacturing back to the U.S. isn't easy and we're going to need many hands helping!

Thank you!
David, for the entire Kitsbow Team



IMPORTANT INFORMATION

We're gauging investor interest in a Community Round of financing for Kitsbow.

1. *No money or other consideration is being solicited in this communication, and if sent in response, will not be accepted;*

2. *No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the Wefunder platform; and*
3. *A person's indication of interest involves no obligation or commitment of any kind.*

[INVESTOR] Next Step in Your Investment (Action Needed!)

Nov 8, 2022

How This Works

Many of you have asked what happens next... a great question, since so many of our Kitsbow Angels are first-time Wefunder users (and perhaps also first-time Community Round investors). The process is simple:

#1 The very next step is that you need to finish your process of either wiring funds or setting up ACH bank payment. This places your money in your Wefunder account *("Wefunder Cash")*.

If you said you would send a wire, then you need to do that now. If you wanted to use ACH, you'll need to try again.

If you used a credit card -- you don't need to do anything. Your card hasn't been charged yet.

To setup your ACH or Wire, log into your Wefunder account, and clicking on your reservation. Wefunder can help you if you have any difficulties.

#2 Kitsbow is almost complete with the process of *Reviewed Financial Statements for 2020 and 2021*. "Review" means a CPA is inspecting our financials, and providing a letter of review. When this is complete, **we will let you know by email** and you'll be able to download them yourself, from our Wefunder portal.

We expect this step **this week!**

IF YOU want to change your Reserved amount of your investment, either up or down, now is the time. Simply login to the Wefunder portal and click on "EDIT RESERVATION".

#3 After the financial statements are available, Wefunder will register this financing with the SEC on behalf of Kitsbow. We'll let you know by email when that has happened, so you can be ready for the next step.

(we're told that things move quickly from this point onwards)

Our first wave of these emails will go first to those who have **already moved their investment dollars into Wefunder** as described above in Step #1.

#4 Wefunder (not Kitsbow) will **send you an email asking you to confirm your investment.** There will be a short time limit for you to confirm your reservation.

This could happen in just a few days.

As confirmations are made, that will determine if you land within the preferential "Early Bird" terms described on our [Wefunder portal](#).

We want every Kitsbow Angel to have a level playing field in qualifying for the preferential "Early Bird" terms. That requires making sure your funds are in *Wefunder Cash* (Step #1) and that you respond promptly to the *Confirmation Email* when invited to do so (Step #4).

That's it! 4 Simple Steps.


I BACKED
KITSBOW
KITSBOW®

Please consider Your Why, and posting it on your social... or sharing with friends and family in some other way.

This Community Round is as much about expanding the Kitsbow Community as it is raising money. Bringing manufacturing back to the U.S. isn't easy and we're going to need many

hands helping!

Thank you!
David, for the entire Kitsbow Team



IMPORTANT INFORMATION

We're gauging investor interest in a Community Round of financing for Kitsbow.

1. *No money or other consideration is being solicited in this communication, and if sent in response, will not be accepted;*
2. *No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the Wefunder platform; and*
3. *A person's indication of interest involves no obligation or commitment of any kind.*

Published via Paperstreet

Gmail David Billstrom <david@kitsbow.com>

RE: [K100] You and Kitsbow... K100 sneak preview, with exciting news

David Billstrom <david@kitsbow.com> Fri, Sep 30, 2022 at 10:57 AM
To: David Paterick <dpaterick3@comcast.net>

When we sent you the email, we were testing interest... and frankly, soliciting feedback.
Since then, it has exploded.
In Internet time, that was a loooong time ago.

But the offer still stands... if you need more Kitsbow (or need to try it for the first time) we're happy to facilitate that with a $50 gift card.
https://www.kitsbow.com/discount/KitsbowInvestor2022

Regardless of whether you invest.
Go for it.

And thanks for your loyalty.
David.

On Fri, Sep 30, 2022 at 12:53 AM David Paterick <dpaterick3@comcast.net> wrote:

> The link to the gift card does not seem to be working. I get to the page that says thank you for joining Wefunder, but there is no card unless I am missing it.
>
> David
>
> ---
>
> **From:** David Billstrom <david@kitsbow.com>
> **Sent:** Monday, 26 September, 2022 5:11 PM
> **To:** David Paterick <dpaterick3@comcast.net>
> **Subject:** [K100] You and Kitsbow... K100 sneak preview, with exciting news
>
> Hey there David,
>
> Exciting news: **Kitsbow needs you as we gear up for expansion in 2023.**
>
> We're sending each of the K100 this email because we are gauging investor interest in a crowdfunding financing round. You can be an investor for **as little as $100.**
>
> The investment would be in the form of a loan to Kitsbow, tied to our revenue -- which keeps ownership of Kitsbow the same. The faster Kitsbow generates revenue, the faster you get repaid -- up to 2x your investment. We've partnered with Wefunder to facilitate the collection of investments and to distribute returns back to investors (click through to understand the terms).
>
> We'll put the money to work keeping Kitsbow alive while we work towards profitability, and expand our marketing efforts to find more customers.
>
> I hope you will consider joining our journey, learn more at https://wefunder.com/kitsbow.

Please help take Kitsbow and U.S. Manufacturing to the next level.

It can be as simple as making an investment, and telling just one other person why you love Kitsbow products.

Thank you,
David Billstrom, for the Leaders at Kitsbow

P.s. Regardless of whether you decide to invest, we want to thank you for your time reading this and start enjoying all the new styles we're offering for Fall.

Please click through to this page for a $50 gift card for immediate use. Get some Kitsbow!

NOTE:

1. *No money or other consideration is being solicited in this communication, and if sent in response, will not be accepted;*
2. *No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the Wefunder platform; and*
3. *A person's indication of interest involves no obligation or commitment of any kind.*

–

Kitsbow Apparel, a benefit corporation
LinkedIn
828-417-2222 mobile

We are hiring — start your career at Kitsbow!

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.